Exhibit 3.1

AMENDMENT TO

AMENDED AND RESTATED BYLAWS

OF

POST PROPERTIES, INC.

This Amendment to Amended and Restated Bylaws (the “Bylaws”) of Post Properties, Inc., a Georgia corporation (the “Corporation”), is dated as of August 15, 2016 (this “Amendment”).

Recitals

A.	The Bylaws were previously adopted by the Board of Directors of the Corporation.

B.	The Board of Directors of the Corporation has hereby amended the Bylaws as set forth below, in accordance with Article VII of the Bylaws, effective as of the date of this Amendment.

Amendment

NOW, THEREFORE, the Bylaws are hereby amended as follows:

1.	By inserting a new ARTICLE VII to read as follows:

“                                                                                        ARTICLE VII

EXCLUSIVE FORUM FOR CERTAIN DISPUTES

SECTION 1. EXCLUSIVE FORUM. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any shareholder (including a beneficial owner) to bring (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary or legal duty owed by any current or former director, officer, employee, shareholder, or agent of the Corporation to the Corporation or the Corporation’s shareholders, (c) any action asserting a claim against the Corporation, its current or former directors, officers, employees, shareholders, or agents arising pursuant to any provision of the Georgia Business Corporation Code or the Corporation’s Articles of Incorporation or By-Laws (as either may be amended from time to time), or (d) any action asserting a claim against the Corporation, its current or former directors, officers, employees, shareholders, or agents governed by the internal affairs doctrine shall be the Business Case Division of the Georgia Superior Court located in Fulton County (the “Chosen Court”).

To the fullest extent permitted by law, if any action the subject matter of which is within the scope of the preceding paragraph is filed in a court (a “Foreign Court”) other than the Chosen Court (a “Foreign Action”) in the name of any shareholder, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the Chosen Court in connection with any action brought in any such Foreign Court to enforce the preceding sentence and (ii) having service of process made upon such shareholder in any such action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder.”

2.	The existing ARTICLE VII is hereby renumbered as ARTICLE VIII.

3.	Except as specifically amended by this Amendment, the Bylaws shall remain the same in all respects and in full force and effect. This Amendment shall not be deemed to expressly or impliedly waive, amend or supplement any provision of the Bylaws other than as expressly set forth herein.

*    *     *

IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed this Amendment, effective as of the date first above written.

By:	/s/ David P. Stockert
Name:	David P. Stockert
Title:	President and Chief Executive Officer